Exhibit 12.1

TRANSCONTINENTAL GAS PIPE LINE COMPANY, LLC

COMPUTATION OF EARNINGS TO FIXED CHARGES

Thousands of Dollars, except ratios

(UNAUDITED)

	Year Ended December 31,					For the Nine Months Ended September 30, 2011	For the Nine Months Ended September 30, 2012
	2007	2008	2009	2010	2011
Earnings Available for Fixed Charges:
Net Income	$172,151	$1,298,885	$280,357	$270,776	$279,658	$206,224	$183,426
Adjustment for undistributed income of equity investees	(881)	(182)	(635)	2,626	(851)	(594)	(3,426)
Plus — Interest expense and portion of rents representative of the interest factor, net of interest capitalized, and amortization of debt expense, discount and premium	95,355	96,479	94,680	95,228	95,420	71,746	68,823
Federal income taxes	105,533	36,286	0	0	0	0	0
Deferred federal income taxes	(13,294)	(867,400)	0	0	0	0	0
State and Municipal income taxes	11,475	(129,592)	(248)	360	368	264	342

Total	$370,339	$434,476	$374,154	$368,990	$374,595	$277,640	$249,165

Fixed Charges:
Interest on long-term debt	$88,954	$89,939	$92,800	$92,800	$92,685	$69,673	$66,805
Other interest expense (includes intercompany)	3,046	3,613	(1,235)	(732)	(373)	(292)	(93)
Portion of rents representative of the interest factor, including amounts capitalized	1,043	954	1,048	1,025	1,043	770	953
Amortization of debt expense, discount and premium	2,617	2,201	2,328	2,418	2,383	1,836	1,442

Total	$95,660	$96,707	$94,941	$95,511	$95,738	$71,987	$69,107

Ratio of earnings to fixed charges	3.87	4.49	3.94	3.86	3.91	3.86	3.61

For purposes of calculating the ratio of earnings to fixed charges:

(a)	Earnings represent the aggregate of pre-tax income, adjusted for undistributed income of equity investees, and fixed charges, net of interest capitalized.

(b)	Fixed charges represent interest (whether expensed or capitalized), the amortization of total debt premium, discount and expense, and that portion of rentals considered to be representative of the interest factor.